UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of           July             , 2000
                 ---------------------------


                               E-CRUITER.COM, INC.
                    -----------------------------------------
                 (Translation of registrant's name into English)


            1510-360 ALBERTA STREET, OTTAWA, ONTARIO, K1R-7X7, CANADA
            ---------------------------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ]                 No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.





42724.0003

                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            E-Cruiter.com, Inc.
                                            ----------------------------------
                                            (Registrant)



Date:      July 14, 2000                    By /s/ Jeffery E. Potts
------------------------------                 -------------------------------
                                               (Signature)*
                                               Name: Jeffery E. Potts
                                               Title: Chief Financial Officer









* Print the name and title under the signature of the signing officer.

                                  EXHIBIT INDEX


                                                                     Sequential
Exhibit                            Description                       Page Number
-------                            -----------                       -----------

   1.      Press release announcing Registrant's results for the
           fourth quarter and  fiscal year ended May 31, 2000............ 4















                                       3